

January 23, 2025

Mark McDonnell
Managing Director
ARCH Venture Management, LLC
8755 W. Higgins Road Suite 1025
Chicago, IL 60631

> **Re: ARCH Venture Management, LLC**
> **Boundless Bio, Inc.**
> **Schedule 13D Filed by ARCH Venture Fund IX, L.P. et al.**
> **Filed October 29, 2024**
> **File No. 005-94492**

Dear Mark McDonnell:

We have conducted a limited review of the above-captioned filing and have the following comment.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed October 29, 2024

General

1. We note that the event reported as requiring the filing of the Schedule 13D was April 2, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the April 2, 2024 event date, the Schedule 13D submitted on October 29, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at 202-551-3266.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Mergers & Acquisitions